EXHIBIT 4.5.3 – AGREEMENT TO CONVERT CONVERTIBLE SUBORDINATED NOTE TO SHARES OF THE COMPANY’S COMMON STOCK GARY C. EVANS

Gary C. Evans

2100 RocheIle Flower Mound, Texas 75022 (972) 410-1395

December 29, 2003

Mr. Jason K. Wadzinski

President/CEO

Advant-e Corporation

2680 Indian Ripple Road

Dayton, OH 45~40

Mr. Wadzinski,

As a follow-up to our recent telephone conversations, this letter is to document ray request to convert Seventy-five Thousand Dollars ($75,000) or 100% of the Convertible Subordinated Note that I presently hold dated October 7, 2001, into common stock of Advant-e Corporation.

Based on the agreed conversion price of $1.06 per share, I should expect to receive 70,755 shares of Advant-e Common Stock as per the Note Purchase Agreement dated October 7, 2001.

As agreed to when this Promissory Note was last renewed and extended, the existing Warrants that I currently hold in Advant-e Corporation have had the term extended by one (1) additional year. The new Warrant extension agreement will be forthcoming.

As of December 31, 2003, there is $2,594 of accrued interest that I would like paid in cash within the next ten (10) days.

I will forward to you the original Convertible Subordinated Note as per the terms of the Note Purchase Agreement upon receipt of the above-mentioned items.

Sincerely,

Gary C. Evans

Agreed and Accepted this 29 day of December 2003.

Jason K. Wadzinski
President/CEO
Advant-e Corporation

43